May 15, 2012

Ms. Nora Everett, President

Principal Variable Contracts Fund, Inc.

Principal Financial Group

Des Moines, IA 50392-2080

Dear Ms. Everett:

Principal Management Corporation intends to purchase the following shares (the “Shares”) of Common Stock of Principal Variable Contracts Funds, Inc.:

Principal Variable Contracts Funds, Inc. -	Purchase Amount	Shares Purchased
Bond Market Index Account – PVC-1	$10,000	1,000
Diversified Income Account – PVC-2	$10,000	1,000

Each share has a par value of $10.00 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY /s/ Michael D. Roughton

Michael D. Roughton

Senior Vice President and Counsel